Exhibit (a)(5)(E)

Kenneth I, Trujillo, Esquire (ID No. 46520)

Jennifer Agnew, Esquire (ID No. 206673)

TRUJILLO RODRIGUEZ & RICHARDS, LLC

1717 Arch Street, Suite 3838

Philadelphia, PA 19103

Telephone: (215) 731-9004

Facsimile: (215) 731-9044

Email: ktrujillo@trrlaw.com

Email: jagnew@trrlaw.com

Attorneys for Plaintiff

DAVID RAUL, individually and on behalf of all

others similarly situated, and derivatively on

behalf of A.C. MOORE ARTS & CRAFTS, INC.,

40 Exchange Place, New York, NY 10005,

Plaintiff,

v.

MICHAEL J. JOYCE, JOSEPH A. JEFFRIES,

JOSEPH F. CORADINO, NEIL A.

MCLACHLAN, THOMAS S. RITTENHOUSE,

LORI J. SCHAFER,

130 A.C. Moore Drive, Berlin, New Jersey,

and NICOLE CRAFTS LLC, and SBAR’S

ACQUISITION CORP.

14 Sbar Blvd., Moorestown, New Jersey;

and A.C. MOORE ARTS & CRAFTS, INC., a

Pennsylvania corporation, Nominal Defendant,

Defendants.

: : : : : : : : : : : : : : : : : : : : : : : : :	COURT OF COMMON PLEAS PHILADELPHIA COUNTY TRIAL DIVISION CIVIL ACTION THIS IS NOT AN ARBITRATION CASE October Term 2011 No. ____________

COMPLAINT – CIVIL ACTION

Notice

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW. THIS OFFICE CAN PROVIDE YOU WITH INFORMATION ABOUT HIRING A LAWYER.

IF YOU CANNOT AFFORD TO HIRE A LAWYER, THIS OFFICE MAY BE ABLE TO PROVIDE YOU WITH INFORMATION ABOUT AGENCIES THAT MAY OFFER LEGAL SERVICES TO ELIGIBLE PERSONS AT A REDUCED FEE OR NO FEE.

Philadelphia Bar Association

Lawyer Referral and Information Service

One Reading Center

Philadelphia, Pennsylvania 19107

Telephone: (215) 238-6333

Aviso

Le han demandado a usted en la corte. Si usted quiere defenderse de estas demandas expuestas en las paginas siguientes, usted tiene veinte dias de plazo al partir de la fecha de la demanda y la notificacion. Hace falta ascentar una comparencia escrita o en persona o con un abrogado y entregar a la corte en forma escrita sus defenses o sus objeciones a las demandas en contra de su persona. Sea avisado que si usted no se defiende, la corte tomara medidas y puede continuar la demanda en contra suya sin previo aviso o notificacion. Ademas, la corte puede decidir a favor del demandante y require que usted cumpla con todas las provisiones de esta demanda. Usted puede perder dinero o sus propiedades u otros derechos importantes para usted.

LLEVE ESTA DEMANDA A UN ABOGADO IMMEDIATAMENTE, SI NO TIENE ABOGADO O SI NO TIENE EL DINERO SUFICIENTE DE PAGAR TAL SERVICIO, VAYA EN PERSONA O LLAME POR TELEFONO A LA OFICINA CUYA DIRECCION SE ENCUENTRA ESCRITA ABAJO PARA AVERIGUAR DONDE SE PUEDE CONSEGUIR ASISTENCIA LEGAL.

Asociation De Licenciados De Filadelfia,

Servicio De Referencia E Informacion Legal

One Reading Center

Filadelfia, Pennsylvania 19107

Telefono: (215) 238-1701

COMPLAINT -

CLASS ACTION AND SHAREHOLDER DERIVATIVE SUIT

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this shareholder class and derivative action on behalf of the public common stockholders of A.C. Moore Arts & Crafts, Inc. (“A.C. Moore” or the “Company”) and on behalf of A.C. Moore against A.C. Moore’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties, arising out of the Individual Defendants’ breaches of fiduciary duty in connection with the process leading up to their decision to sell the Company to Sbar’s Inc. (“Sbar’s”) via a tender offer (the “Proposed Transaction”). The Board has attempted to sell the Company to Sbar’s by means of an unfair process and for an unfair price.

2. A.C. Moore Arts & Crafts, Inc. operates as a specialty retailer of arts, crafts, and floral merchandise in the eastern United States. Its stores offer art and scrapbooking items, traditional and fashion crafts, floral and floral accessories, home decor and frames, and seasonal items for children and adults.

3. On October 4, 2011, A.C. Moore entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Sbar’s will acquire all of A.C. Moore’s outstanding shares of common stock, pursuant to a tender offer (“Tender Offer”) for approximately $40.8 million, after which A.C. Moore will merge into a Sbar’s-controlled entity. The Proposed Transaction has been approved by A.C. Moore’s Board of Directors (the “Board”). Under the terms of the Proposed Transaction, A.C. Moore stockholders will receive $1.60 in cash for each share of A.C. Moore common stock (the “Offer Price”).

4. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, the consideration shareholders are to receive is inadequate and significantly undervalues the Company.

5. In addition, pursuant to the merger agreement with Sbar’s, the Board agreed to preclusive deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement, the Board agreed to, among other things: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even from continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Sbar’s with three business days to match any competing proposal in the event one is made; (iii) a provision that requires the Company to pay Sbar’s a termination fee of $2,000,000 in order to enter into a transaction with a superior bidder; and (iv) a “Top-Up” provision that ensures that Sbar’s gains the shares necessary to effectuate a short-form merger under Pennsylvania law.

6. On October 18, 2011, A.C. Moore filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information thereby rendering the shareholders unable to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction.

7. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and A.C. Moore and Sbar’s have aided and abetted such breaches by A.C. Moore’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

VENUE

8. Venue is proper under Pa. Rule of Civil Procedure 2179(a)(2) as, upon information and belief, A.C. Moore regularly conducts business within Philadelphia County. Venue is further proper under Pa. Rule of Civil Procedure 2179(a)(5), as, upon information and belief, shareholders in possession of the stock at issue in this matter reside within Philadelphia County.

PARTIES

9. Plaintiff David Raul is and has been at all relevant times, the owner of shares of A.C. Moore common stock.

10. Defendant A.C. Moore, a Pennsylvania corporation headquartered in 130 A.C. Moore Drive, Berlin, New Jersey, is a specialty retailer of arts, crafts and floral merchandise for a wide range of customers. The Company currently serves customers through its 134 stores located in the Eastern United States, including within the City of Philadelphia.

11. Defendant Michael J. Joyce is the Chairman of the Board of A.C. Moore.

12. Defendant Joseph F. Coradino is a director of A.C. Moore.

13. Defendant Neil A. McLachlan is a director of A.C. Moore.

14. Defendant Thomas S. Rittenhouse is a director of A.C. Moore.

15. Defendant Lori J. Schafer is a director of A.C. Moore.

16. Defendant Joseph A. Jeffries is the Chief Executive Officer of A.C. Moore.

17. Defendants in ¶¶ 11-16 are collectively referred to as the Individual Defendants.

18. The Individual Defendants, as officers and/or directors of A.C. Moore, have a fiduciary responsibility to Plaintiff and the other public shareholders of A.C. Moore, and owe them the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

19. Defendant Nicole Crafts LLC is Delaware Limited Liability Company. Its principal place of business is 14 Sbar Blvd., Moorestown, NJ 08057.

20. Sbar’s Acquisition Corp is a wholly owned subsidiary of Nicole Crafts, LLC, whose principal place of business is 14 Sbar Blvd., Moorestown, NJ 08057.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of A.C. Moore common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

a) the Class is so numerous that joinder of all members is impracticable. As of August 1, 2011, A.C. Moore had approximately 25.5 million shares outstanding.

b) questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff, the Company, and the other members of the Class in connection with the Proposed Transaction;

(ii) Have the Defendants breached any of their other fiduciary duties to Plaintiff, the Company, and the other members of the Class in connection with the

Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iii) Have the Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(iv) Have the Defendants breached their fiduciary duty of candor by failing to disclose material information to shareholders in the Recommendation Statement;

(v) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi) Have A.C. Moore and Sbar’s aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii) Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

c) Plaintiff is committed to prosecuting this action, Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

d) Plaintiff’s claims are typical of those of the other members of the Class.

e) Plaintiff has no interests that are adverse to the Class.

f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

DERIVATIVE ALLEGATIONS AND

DEMAND PURSUANT TO PENNSYLVANIA LAW

22. Plaintiff also brings this action derivatively in the right and for the benefit of A.C. Moore to redress injuries suffered, and to be suffered, by A.C. Moore as a direct result of breaches of fiduciary duty by the Individual Defendants. As to the derivative claims, A.C. Moore is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

23. Pursuant to Pennsylvania law, in a letter dated October 6, 2011, plaintiff Raul made a demand upon the current A.C. Moore Board of Directors, as required, describing (i) the factual basis for the allegations of wrongdoing, (ii) how such wrongdoing is harmful to the Company, and (iii) requesting that the Board take remedial action, including, without limitation, ensuring that the Proposed Transaction’s consideration is fair to A.C. Moore and its shareholders. That letter is attached hereto as Exhibit A.

24. On October 14, 2011, plaintiff Raul received a letter from counsel to the Board stating that “it will take some time for the Board to consider, consult with counsel and respond.” According to this letter, the Board has empowered a Special Committee to investigate the allegations made. That letter is attached hereto as Exhibit B.

25. Four days later, on October 18, 2011, A.C. Moore filed the Recommendation Statement with the SEC stating that the tender offer will expire on November 16, 2011. Given the exigent circumstances, the imminent close of the tender offer and the lack of progress in the Special Committee’s review of the demand, the demand should either be regarded as constructively rejected or as being excused by the imminent harm that Plaintiff and the A.C. Moore shareholders will suffer.

26. In addition, pursuant to Commonwealth law, demand is excused because such a demand would be a futile and useless act that would lead to A.C. Moore suffering irreparable injury, particularly for the following reasons:

(a) Each of the Individual Defendants knew of and/or directly benefited from the wrongdoing complained of herein;

(b) Each member of the Board has been named as a defendant to this lawsuit;

(c) In order to bring this suit, all of the directors of A.C. Moore would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

(d) The acts complained of constitute violations of the fiduciary duties owed by A.C. Moore’s officers and directors and these acts are incapable of ratification;

(e) Any suit by the directors of A.C. Moore to remedy these wrongs would likely expose the Individual Defendants and A.C. Moore to further civil actions being filed against one or more of the Individual Defendants, thus, they are hopelessly conflicted in making any supposedly independent determination of whether to sue themselves;

(f) Each member of the A.C. Moore Board is, directly or indirectly, the recipient of remuneration paid by the Company, by virtue of their Board membership, the continuation of which is dependent upon their cooperation with the other members of the Board, and their participation and acquiescence in the wrongdoing set forth herein, and is therefore incapable of exercising independent objective judgment in deciding whether to bring this action;

(g) Because of their association as directors of the Company, the directors are dominated and controlled so as not to be capable of exercising independent objective judgment; and

(h) The Company’s directors’ and officers’ liability insurance coverage prohibits directors from bringing suits against each other. Thus, if the Individual Defendants caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. This they will not do. The Company’s officers’ and directors’ liability insurance was purchased and paid for with corporate funds for the protection of the corporation. This derivative action does not trigger the “insured vs. insured” exclusion, and therefore only this derivative action can obtain a recovery from the Company’s officers’ and directors’ insurance for the benefit of the corporation.

27. The Company’s directors and executive officers have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of A.C. Moore’s public shareholders.

28. The Company’s directors and executive officers hold shares for which, pursuant to the Merger Agreement, they will receive cash if they tender their shares into the Proposed Transaction. The following chart summarizes the amount of cash consideration the Individual Defendants will receive:

Name	Number of Shares Owned	Consideration
Michael J. Joyce	84,824	$135,718
Joseph F. Coradino	69,824	$111,718
Neil A. McLachlan	70,824	$113,318
Thomas S. Rittenhouse	65,824	$105,318
Lori J. Schafer	64,824	$103,718
Joseph A. Jeffries	265,276	$424,442

29. Additionally, in connection with the Offer and the Merger, no member of A.C. Moore’s management has entered into an employment agreement or other agreement or commitment with respect to continuing employment, nor has any member of A.C. Moore’s management entered into an equity rollover agreement or other agreement or commitment with respect to a co-investment in A.C. Moore.

SUBSTANTIVE ALLEGATIONS

30. On February 15, 2011, the Company issued a press release titled “AC Moore Exploring Strategic Alternatives” which stated:

Berlin, New Jersey, February 15, 2011 — A.C. Moore Arts & Crafts, Inc. (NASDAQ: ACMR) (the “Company” or “A.G. Moore”) today announced that its Board of Directors is exploring strategic alternatives to enhance shareholder value including, but not limited to, a potential sale of the Company, corporate financing or capital raise. Janney Montgomery Scott LLC has been engaged to serve as the Company’s financial advisor in this process. The Company has received third party expressions of interest. However, the Company does not intend to disclose any developments regarding its exploration of strategic alternatives, unless and until its Board of Directors has approved a specific transaction. There can be no assurance that a transaction will result from this process.

31. Subsequently, on August 3, 2011, A.C. Moore announced results for the three and six month periods ended July 2, 2011, stating:

Sales for the second quarter of 2011 were $99.0 million, a decrease of 0.8% compared to sales of $99.9 million during the second quarter of 2010. This decline was primarily due to a decrease in comparable store sales of 0.7%. Net loss for the quarter was $7.9 million, or $0.32 per share, compared to a net loss of $9.7 million, or $0.40 per share in the second quarter of last year.

Sales for the six months ended July 2, 2011 were $201.7 million, a decrease of 1.7% compared to sales of $205.2 million during the comparable period of 2010.

This decline is primarily attributable to a 1.7% decrease in comparable store sales. Net loss was $15.3 million, or $0.62 per share, for the six months ended July 2, 2011, compared to a net loss of $17.2 million, or $0.71 per share for the comparable period last year.

32. The Company held a conference call on August 3, 2011 with Defendant Jeffries, and A.C. Moore’s Chief Financial Officer, David Stern, as well as David Ableman, A.C. Moore’s Executive Vice President and Chief Marketing and Merchandising Officer, to discuss the Company’s results for the three and six month periods ending July 2, 2011. During the call, Defendant Jeffries conveyed a positive message regarding the Company’s performance and prospects:

For the second quarter 2011, total sales decline 0.8% from the same period a year earlier, and our same-store sales declined by 0.7%. As referenced on the prior call, Easter occurred three weeks later in 2011 than in 2010. This change caused a shift in Easter related sales for the three weeks preceding Easter from the first quarter in 2010 to the second quarter in 2011.

Our gross margin ended at 43.8%, which is a 0.6 percentage point improvement, year over year. Shifting our attention towards our merchandizing departments and inventory management efforts, we had several departments perform well during beginning with cake and candy. … We are very encouraged with the early results, and expect this category to continue to deliver strong positive sales growth for the remainder of the year.

***

Inventory ended down 1.6% at 116.5 million at cost, a reduction of 1.9 million. The composition of our inventory continues to improve, as we move to change the ratio of warehouse to store inventory.

In summary, inventory is down overall, and has been shifted to the stores leading to better in-stocks. We ended the quarter three with improved in-stock positions and equally important, we are set and prepared much earlier this year in our fall harvest seasonal programs, as well as our early fall and Christmas craft programs.

***

Additionally in anticipation of questions about the company’s February 15 announcement of the Board of Directors is exploring strategic alternatives, the company does not intend to disclose any developments regarding this process, and so the Board has something definitive to share.

The Proposed Acquisition

33. On October 4, 2011, A.C. Moore announced that the Company has signed a definitive agreement to be acquired by an affiliate of Sbar’s, one of the largest arts and crafts distributors in the United States, for $1.60 per common share in cash. The Agreement and Plan of Merger was unanimously approved by A.C. Moore’s Board of Directors, upon the unanimous recommendation of a Special Committee of the Board, which was comprised solely of non-employee independent directors. Specifically, the companies announced the following:

A.C. Moore Arts & Crafts, Inc. (NASDAQ: ACMR) (“A.C. Moore” or the “Company”) today announced that the Company has signed a definitive agreement to be acquired by an affiliate of Sbar’s, Inc. (“Sbar’s”), one of the largest arts and crafts distributors in the United States, for $1.60 per common share in cash.

The Agreement and Plan of Merger was unanimously approved by A.C. Moore’s Board of Directors, upon the unanimous recommendation of a Special Committee of the Board, which was comprised solely of non-employee independent directors. The Special Committee was formed in January 2011 to oversee a review of strategic alternatives that was initiated following the Company’s receipt of unsolicited expressions of interest.

“Today’s announcement provides an outstanding opportunity for our key stakeholders and was the result of the Special Committee’s comprehensive review of a range of possible strategic alternatives to enhance shareholder value and reposition the Company for stability and improved operations,” said Michael J. Joyce, Chairman of A.C. Moore’s Board of Directors and a member of the Special Committee.

Mr. Joyce continued, “After conducting a thorough review of alternatives, the Special Committee and the Board of Directors unanimously concluded that this transaction with Sbar’s is in the best interest of our key stakeholders. For shareholders, the agreement provides full liquidity at a price that represents a 68 percent premium to A.C. Moore’s closing stock price on October 3, 2011. For customers, vendors and employees, this transaction expands the relationship with Sbar’s that goes back more than two decades and provides a new foundation to support our business initiatives.”

Sbar’s is very excited about partnering with A.C. Moore to build the most dynamic and exciting retailer in the arts and crafts space,” said Pepe Piperno, Chief Executive Officer of Sbar’s. “We are confident that Sbar’s expertise and history of innovation in arts and crafts merchandising and sourcing will greatly benefit A.C. Moore’s customers, vendors and employees.”

Under the terms of the agreement, an affiliate of Sbar’s will commence a cash tender offer for all issued and outstanding shares of A.C. Moore common stock at $1.60 per share, without interest.

An affiliate of Sbar’s has received a financing commitment from Wells Fargo Bank, National Association (“Wells Fargo”) to provide the debt financing necessary to close the transaction. In addition, concurrent with the execution of the agreement, a Sbar’s affiliate has delivered $20 million in cash to be held in escrow and used to fund the transaction, as set forth in an escrow agreement between the parties and Wells Fargo as escrow agent.

34. On October 18, 2011, the Company filed a Tender Offer Statement and the Recommendation Statement with the SEC. These materials inform shareholders that the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 16, 2011, unless it is extended or earlier terminated.

The Consideration Offered Is Inadequate

35. Given the Company’s prospects for growth and analyst expectations regarding the Company, the Proposed Transaction consideration is inadequate and undervalues the Company. For example, according to Yahoo Finance, two analysts have set price targets of A.C. Moore at $3.00 per share and $2.00 per share respectively.

36. The $1.60 share price is 44% lower than the price of the Company’s stock on February 15, 2011, the date the Company issued a press release announcing that the Board of Directors was exploring “strategic alternatives to enhance shareholder value,” including possibly selling the Company. Furthermore, A.C. Moore stock traded at $3.40 as recently as March 21, 2011.

37. Sbar’s is seeking to acquire the Company at the most opportune time, at a time when A.C. Moore’s stock price is trading at depressed levels due to A.C. Moore’s poor financial results during the second quarter of 2011.

38. A.C. Moore stock has traded at a 52 week high of $3.56 per share in March 2011, and has closed above the $1.60 Proposed Transaction price on every day in 2011 through August 4th. On August 3, 2011, A.C. Moore reported that its sales for the second quarter of 2011 decreased when compared to the same quarter in 2010, which has caused the Company’s stock to decrease in value and trade at a discount to its true intrinsic value. In addition, the Company has a book value of $4.75 per share.

Preclusive Deal Protection Devices

39. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

40. By way of example, § 9.2 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Sbar’s. Section 9.2 demands that the Company terminate any and all prior or on-going discussions with other potential acquirers. Additionally, §9.2 provides Sbar’s with three business days to match any competing proposal in the event one is made.

41. The Merger Agreement also provides that a termination fee of $2 million must be paid to Sbar’s by A.C. Moore if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

42. In yet a further attempt to “lock-up” the Proposed Transaction, the Company has granted an irrevocable “Top-Up Option” to Sbar’s allowing it to acquire up to 80% plus one share of Company common stock and pursue a short form merger, without a shareholder vote and without any requirement of establishing the entire fairness of the Proposed Transaction. This ensures that Sbar’s gains the shares necessary to effectuate a short-form merger under Pennsylvania law.

43. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially Incomplete Recommendation Statement

44. On October 18, 2011, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction.

45. The Proxy fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Janney Montgomery Scott LLC (“Janney”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Janney and relied upon by the Board in recommending the Proposed Transaction.

46. With respect to the Selected Publicly Traded Companies Analysis, the Recommendation Statement fails to, but should disclose (a) the criteria used to select the companies used in the analysis, including the “varying degrees of similarity” for each specific company; (b) the multiples observed for each company and the implied share price range observed for each company; (c) the multiples observed for A.C. Moore at each comparison point, and (d) the reasons why Janney may not have included all companies that might be deemed comparable to A.C. Moore.

47. With respect to the Selected Transactions Analysis, the Recommendation Statement fails to, but should disclose (a) the criteria used to select the companies and time periods used in the analysis; and (b) the multiples observed for each transaction.

48. The Recommendation statement fails to disclose the amount of compensation Janney will receive in connection with the Proposed Transaction.

49. Further, the Recommendation Statement fails to disclose the criteria used in selecting Janney as the Company’s financial advisor and whether Janney had performed any work for either A.C. Moore of Sbar’s in the past.

50. The Recommendation Statement fails to disclose material information regarding the strategic alternatives process conducted by the Company’s executive officers, including information pertaining to the discussions and negotiations with other potential partners, including Sbar’s. In particular, the Recommendation Statement fails to disclose:

a) the approach, utilized by Janney for evaluating strategic alternatives between December 2009 and November 2010;

b) the reasons the Board determined between December 2009 and November 2010 that a sale of A.C. Moore was likely to be “the most effective way to maximize shareholder value;”

c) the reasons that Janney did not initiate a formal marketing and solicitation process between December 2009 and November 2010 when the Board had determined that a sale of the Company was the most effective way to maximize shareholder value;

d) the number of parties Janney contacted as part of its authorized investigation to determine interest of entities that might have interest in becoming a prospective acquirer of or significant investor in A.C. Moore and the factors utilized in selecting such entities.

e) the factors considered by the Board in delegating Michael J. Joyce the authority to negotiate and execute confidentiality agreements with all potentially interested parties.

f) whether bidders A, B, and C were contacted initially by Janney as part of its investigation;

g) whether bidders B and C provided the Company with specific terms or indications of interest in their November 2010 meetings with A.C. Moore’s management.

h) the reasons the Board entered into a confidentiality agreement with Bidder C on December 13, 2010 and the reasons the Board extended the agreement through February 7, 2011;

i) the number of additional potential strategic buyers that Janney solicited after being authorized to do so on January 28, 2011;

j) the reasons for waiting two and one half months until January 31, 2011 to execute a confidentiality agreement with Bidder A who had submitted an indication of interest for $4.00 per share in cash on November 17, 2010;

k) the reasons given by Bidder C, who had conducted extensive due diligence, to Janney for not submitting a preliminary indication of interest to acquire the Company;

l) the basis for the Special Committee’s concerns regarding Bidder A’s financial ability to consummate an acquisition discussed on February 28, 2011;

m) the reasons why Janney was in active dialogue with only five potential buyers on March 24, 2011 when it had distributed bid process letters to 15 potential buyers on March 17, 2011;

n) the reasons given by Bidder A on April 1, 2011 to Janney for not submitted a final bid for acquisition of the Company;

o) the reasons for the Board’s concerns, on or around April 8, 2011, that Bidder D would drop out of the process and that Sbar’s might not be able to secure sufficient financing;

p) the reasons given by Bidder E on April 28, 2011 to Janney for not submitting a final bid;

q) the reasons given by Bidder D on May 5, 2011 to Janney for not submitting a final bid;

r) the various assumptions and enumerate offsets contemplated by Sbar’s May 12, 2011 indication of interest for $3.15 per share;

s) the reasons that no agreement or understanding pertaining to Sbar’s proposed outsourcing relationship with the Company was ever reached;

t) whether on September 19, 2011, the Special Committee discussed Sbar’s revised proposed purchase price of $1.60 and whether the Special Committee agreed to proceed on those terms at the time;

u) the significance of the Phase I Environmental Report on A.C. Moore’s Berlin, New Jersey real property that was delivered to Sbar’s on September 22, 2011; and

v) whether the Board considered the Company’s stand-alone viability prior to the signing of the Merger Agreement.

51. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

52. Plaintiff repeats all previous allegations as if set forth in full herein.

53. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, independence and candor owed to the public shareholders of A.C. Moore and have acted to put their personal interests ahead of the interests of A.C. Moore shareholders.

54. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of A.C. Moore because, among other reasons:

a) they failed to properly value A.C. Moore;

b) they failed to disclose material information in the Recommendation Statement necessary for shareholders to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction; and

c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

55. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting A.C. Moore’s shareholders.

56. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

57. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of A.C. Moore’s assets.

58. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

59. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duties Against the Individual Defendants

Brought Derivatively on Behalf of A.C. Moore

60. Plaintiff repeats all previous allegations as if set forth in full herein.

61. The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of A.C. Moore and have acted to put their personal interests ahead of the interests of A.C. Moore’s shareholders.

62. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from A.C. Moore.

63. The Individual Defendants have violated their fiduciary duties by entering A.C. Moore into the Merger Agreement without regard to the effect of the Proposed Transaction on A.C. Moore’s shareholders.

64. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward A.C. Moore, Plaintiff and the other members of the Class.

65. As a result of the individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of A.C. Moore’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s length negotiations on the Proposed Transaction terms and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

66. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COUNT III

Aiding and Abetting

(Against A.C. Moore and Sbar’s)

67. Plaintiff repeats all previous allegations as if set forth in full herein.

68. As alleged in more detail above, Defendants A.C. Moore and Sbar’s have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

69. As a result, Plaintiff and the Class members are being harmed.

70. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: October 26, 2011	TRUJILLO RODRIGUEZ & RICHARDS, LLC

	By:	/s/ Kenneth I. Trujillo

Kenneth I. Trujillo (atty. I.D. 46520)

Ira Neil Richards (atty. I.D. 50879)

Jennifer E. Agnew (atty. I.D. 206673)

1717 Arch Street, Suite 3838

Philadelphia, PA 19103

Telephone: (215) 731-9004

Facsimile: (215) 731-9044

ktrujillo@trrlaw.com

ira@trrlaw.com

jagnew@trrlaw.com

LEVI & KORSINSKY LLP Donald J. Enright, Esq. (pro hac vice motion to be filed) 1101 30th Street, NW Suite 115 Washington, DC 20007 Tel: (202) 524-4290 Fax: (202) 333-2121